EXHIBIT 11
AGEMARK CORPORATION

STATEMENT CONCERNING COMPUTATION OF PER SHARE EARNINGS

	Six Months Ended March 31,

	2002	2001

Common shares outstanding, beginning of period	1,000,000	1,000,000

Shares cancelled due to inability to contact, 10/1/01	-54,393

Weighted average common shares outstanding for period	945,607	1,000,000

     1) Shares attributable to vested stock options are anti-dilutive